SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO Section 240.13d-1 (b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO Section 240.13d-2

(Amendment No. _____)* [1]

Sycamore Networks, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

871206405
(CUSIP Number)

December 4, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

CUSIP No. 871206405		13G	Page 2 of 9 Pages
1.		NAMES OF REPORTING PERSONS Poplar Point Capital Management LLC

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
(b) [ ]

3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER 1,524,077
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.28%
12.		TYPE OF REPORTING PERSON (See Instructions) IA; HC

________________________

1 The percentages reported in this Schedule 13G are based upon 28,882,093 shares of common stock outstanding as of October 31, 2013 (according to the Form 10-k filed by the issuer with the Securities and Exchange Commission on October 18, 2013).

CUSIP No. 871206405		13G	Page 3 of 9 Pages
1.		NAMES OF REPORTING PERSONS Poplar Point Capital Partners LP

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
(b) [ ]

3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER 1,524,077
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.28%
12.		TYPE OF REPORTING PERSON (See Instructions) PN; HC

CUSIP No. 871206405		13G	Page 4 of 9 Pages
1.		NAMES OF REPORTING PERSONS Poplar Point GP LLC

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
(b) [ ]

3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER 1,524,077
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.28%
12.		TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 871206405		13G	Page 5 of 9 Pages
1.		NAMES OF REPORTING PERSONS Jad Fakhry

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
(b) [ ]

3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER 1,524,077
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.28%
12.		TYPE OF REPORTING PERSON (See Instructions) IN; HC

CUSIP No. 871206405	13G	Page 6 of 9 Pages

Item 1(a). Name of Issuer.

Sycamore Networks, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

220 Mill Road, Chelmsford, MA 01824

Item 2(a). Name of Person Filing:

This Schedule 13G is being jointly filed by Poplar Point Capital Management LLC ("PPCM"), Poplar Point Capital Partners LP ("PPCP"), Poplar Point GP LLC ("PPGP"), and Mr. Jad Fakhry (collectively with PPCM, PPCP and PPGP, the "Reporting Persons") with respect to shares of common stock of the above-named issuer owned by PPCP.

PPCM is the investment manager for PPCP. PPGP is the general partner of PPCP. Mr. Fakhry is the manager of PPCM and PPGP, and owns a controlling interest in, PPCM and PPGP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Poplar Point Capital Management LLC, 840 Hinckley Road, Suite 221, Burlingame, CA 94010.

Item 2(c). Citizenship:

Each of PPCM and PPGP is organized as a limited liability company under the laws of the State of Delaware. PPCP is organized as a limited partnership under the laws of the State of Delaware. Mr. Fakhry is a U.S. citizen.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e). CUSIP Number.

871206405

Item 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined, in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8);

(e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(15 U.S.C. 1813);

CUSIP No. 871206405	13G	Page 7 of 9 Pages

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with Section 240.13d-113d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4. Ownership.

A. Poplar Point Capital Management LLC

(a) PPCM may be deemed to beneficially own 1,524,077 shares of Common Stock.

(b) The number of shares PPCM may be deemed to beneficially own constitutes approximately 5.28% of the Common Stock outstanding.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,524,077

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,524,077

B. Poplar Point Capital Partners LP

(a) PPCP may be deemed to beneficially own 1,524,077 shares of Common Stock.

(b) The number of shares PPCP may be deemed to beneficially own constitutes approximately 5.28% of the Common Stock outstanding.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,524,077

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,524,077

C. Poplar Point GP LLC

(a) PPGP may be deemed to beneficially own 1,524,077 shares of Common Stock.

(b) The number of shares PPGP may be deemed to beneficially own constitutes approximately 5.28% of the Common Stock outstanding.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,524,077

(iii) Sole power to dispose or to direct the disposition of: 0

CUSIP No. 871206405	13G	Page 8 of 9 Pages

(iv) Shared power to dispose or to direct the disposition of: 1,524,077

D. Jad Fakhry

(a) Fakhry may be deemed to beneficially own 1,524,077 shares of Common Stock.

(b) The number of shares Fakhry may be deemed to beneficially own constitutes approximately 5.28% of the Common Stock outstanding.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,524,077

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,524,077

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See Item 2 above

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 871206405	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 6th day of December, 2013 POPLAR POINT CAPITAL MANAGEMENT LLC

By: ___/s/ Jad Fakhry_______________________

Jad Fakhry, Manager

POPLAR POINT CAPITAL PARTNERS LP

By: Poplar Point GP LLC

its General Partner

By: ___/s/ Jad Fakhry_________________________

Jad Fakhry, Manager

POPLAR POINT GP LLC

By: ___/s/ Jad Fakhry_________________________

Jad Fakhry, Manager

___/s/ Jad Fakhry_________________________

/s/ Jad Fakhry

JAD FAKHRY, an individual

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).